EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,
	2007	2006
Income before income taxes, losses in equity investments and minority interests	$883	$758

Fixed charges deducted from income:
Interest expense	267	274
Implicit interest in rents	31	25

	298	299

Earnings available for fixed charges (a)	$1,181	$1,057

Interest expense	$267	$274
Capitalized interest	10	7
Implicit interest in rents	31	25

Total fixed charges (a)	$308	$306

Ratio of earnings to fixed charges	3.8x	3.5x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, interest expense related to income tax matters has been excluded from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.